Exhibit 3.1
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VISTA OUTDOOR INC.
1.The name of the Corporation is Vista Outdoor Inc.
2.The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, New Castle County, Wilmington, Delaware 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.
3.The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
4.The total number of shares of stock which the Corporation is authorized to issue is 100,000. All shares shall be Common Stock par value $0.01 per share and are to be of one class.
5.Unless and except to the extent that the bylaws, as amended and amended and restated from time to time, of the Corporation (the “Bylaws”) shall so require, the election of directors of the Corporation (each a “Director”) need not be by written ballot.
6.In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the Bylaws.
7.No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. To the fullest extent permitted by law, for purposes of this Section 7, “fiduciary duty as a director” shall include, without limitation, any fiduciary duty arising from serving at the Corporation’s request as a director of another corporation, partnership, limited liability company, joint venture, trust, foundation, association, organization, organization, employee benefit plan or other legal entity or enterprise.
8.To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits, the Corporation may provide indemnification of (and advancement of expenses to) its current and former directors, officers and agents (and any other persons to which the DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.
9.The Corporation shall have the right, subject to any express provisions or restrictions contained in this Second Amended and Restated Certificate of Incorporation or the Bylaws, from time to time, to amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a Director or stockholder of the Corporation by this Second Amended and Restated Certificate of Incorporation or any amendment thereof are conferred subject to such right.
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